May 6, 2010

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to comments on Continental Airlines, Inc. Form 10-K for the year ended December 31, 2009
File No. 1-10323

Dear Ms. Cvrkel:
We are in receipt of your letter dated May 3, 2010.  We have reviewed your comments and offer below our supplemental response.  Your comment is highlighted in bold below followed by our response.

1.           Financial Statements Notes to Consolidated Financial Statements; Note 7- Hedging Activities;  Foreign Currency Exchange Risk Management.  We note that the company utilizes cash flow hedges related to foreign currency risk for passenger ticket sales and that amounts are recognized as passenger revenue in the month of sale.  We further note from your December 31, 2008 10-K that such amounts were recognized as passenger revenue when the underlying service was provided.  In this regard, please explain to us why your policy of recognizing these amounts has changed from the prior year and why the current policy of recognizing revenue in the month of sale is appropriate.  We may have further comment upon receipt of your response.

Response.  The policy and our hedging documentation and practice have actually not changed from 2008.  The disclosure concerning the recognition of foreign currency hedge gains/losses was modified in the 2009 Form 10-K to better describe our hedging policy.  The Company has been recognizing gains and losses on settled hedge contracts in the same month as the ticket sales for the past several years.  In accordance with the rules governing hedge accounting, the Company forecasts an expected amount of local currency ticket sales and will hedge a portion of the expected related cash inflows with foreign currency options and/or forward contracts.  The Company enters into individual contracts for a specified month and, when the particular contract is settled, the gains or losses are recognized as passenger revenue because they relate primarily to passenger ticket sales.  Gains and losses from foreign currency cash flow hedges should not be recorded into earnings until the actual hedged transactions affect earnings.  However, much of the travel does occur in the same month that the Company receives the cash proceeds from the sale of the tickets, with the portion that relates to travel in future months being historically immaterial. The Company will continue to analyze the impact of recording gains and losses in the month that the tickets are sold and, if the amounts become material, the Company will defer such amounts accordingly.  The amount of gains (losses) recorded from these foreign currency contracts for the years ended December 31, 2009, 2008 and 2007 were $(2) million, $5 million and $(2) million, respectively.

2. Note 9 – Stock Plans and Awards; Stock Based Compensation Expense.  Please tell us why the company reported negative stock based compensation expense of $(3) million for the year ended December 31, 2009.

Response.  Stock based compensation expense for the Company includes expense associated with Continental issued stock options, the employee stock purchase plan and profit based restricted stock units (“RSUs”).  Expense in 2009 for stock options and the employee stock purchase plan totaled $9 million.  Total stock based compensation expense was negative as the expense for RSUs totaled $(12) million during 2009.  This expense was negative in 2009 principally because the Company had reversed previously accrued amounts recorded at December 31, 2008, associated with RSUs issued in 2007 and 2008 for which the Company’s management had previously believed it was probable that the applicable profit sharing targets would be satisfied.  The RSU awards issued in 2007 expired in 2009 without the achievement of any of the applicable profit sharing targets.  The RSU awards issued in 2008 are set to expire in 2010 and, as of December 31, 2009, management did not believe that it was probable that these RSUs would achieve any of the applicable targets.  Details of Continental’s profit based RSUs are included in Note 9 – Stock Plans and Awards; Profit Based RSU Awards.

3. Note 10 – Accumulated Other Comprehensive Income.  We note income tax expense of $158 million was recorded during the fiscal year ended December 31, 2009.  Please explain to us and revise your footnote in future filings to disclose the item(s), which resulted in income tax expense of $158 million being charged directly to other comprehensive income.  As part of your response, please tell us how the guidance outlined in ASC 740-20-45-11 was considered in determining the appropriate accounting treatment.

Response.  Accounting Standards Codification (“ASC”) 740-20-45-7 requires that the tax effect of pretax income from continuing operations be determined without regard to the tax effects of items not included in continuing operations.  However, ASC 740-20-45-7 also includes an exception to the general principle of intraperiod tax allocations under ASC 740.  This exception requires that all items (i.e., extraordinary items, discontinued operations, and so forth, including items charged or credited directly to other comprehensive income) be considered in determining the amount of tax benefit that results from a loss from continuing operations.  That is, when a company has a current period loss from continuing operations, management must consider income recorded in other categories in determining the tax benefit that is allocated to continuing operations.  The exception in ASC 740-20-45-7 applies in all situations in which there is a loss from continuing operations and income from other items outside of continuing operations including other comprehensive income discussed in ASC 740-20-45-11.  This would include situations in which a company has recorded a full valuation allowance at the beginning and end of the period and the overall tax provision for the year is zero (i.e., a benefit would be recognized in continuing operations even though the loss from continuing operations does not provide a current year incremental tax benefit).  For 2009, the Company included in other comprehensive income the tax effects of items included in other comprehensive income and applied the exception to the general principle of intraperiod tax allocation that requires losses in continuing operations be benefited by income from other sources.

For 2009, the Company had concluded that it was required to provide a valuation allowance for deferred tax assets due to its continued losses and a determination that it is more likely than not that such deferred tax assets would ultimately not be realized.  Additionally, for 2009, the Company had a loss before income taxes of $(439) million and income from other sources (other comprehensive income) of $729 million (before considering intraperiod income tax allocation), which was substantially generated by changes in the fair value of fuel derivatives accounted for as hedges and a decrease in the defined benefit pension obligation as a result of strong asset performance during 2009.  As a result, the Company recorded a $158 million non-cash tax benefit on the loss from continuing operations for 2009, which is exactly offset by income tax expense on other comprehensive income.  Under ASC 740-20-45-11b, tax effects of gains included in comprehensive income but excluded from net income shall be charged directly to other comprehensive income.  This information was included in the 2009 Form 10-K in Note 12 – Income Taxes.  The Company will revise the footnote on Accumulated Other Comprehensive Income/Loss in future 10-K filings to include a reference to the relevant disclosure in the tax footnote.

In connection with our response, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact Chris Kenny, Vice President and Controller at (713) 324-1996.  I can be reached at (713) 324-2303.

Sincerely,

/s/ Zane Rowe
Zane Rowe
Executive Vice President and
Chief Financial Officer

Cc:           Oscar Munoz, Continental Airlines Audit Committee Chairman